Sub-Item 77C(a)

On May 30, 2013, the Registrant held a special meeting of shareholders

Sub-Item 77C(c)

The special meeting was held to consider whether to approve the reorganization of the
JPMorgan Value Opportunities Fund into JPMorgan Large Cap Value Fund, a series of
JPMorgan Trust II. The special meeting was adjourned because not enough proxies were submitted by shareholders to meet the quorum requirements to consider the merger proposal.

The number of shares that were voted were as follows (by number of shares):
For: 527,805
Against/Withheld: 43,328
Abstain: 6,405

Another special meeting of shareholders seeking approval of the reorganization has been scheduled for September 10, 2013.